Exhibit 99.1

With that, we will now open the call for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Steve Smigie, Raymond James.

Steve Smigie - Raymond James & Associates, Inc. - Analyst

Congratulations on another great deal.

Keh-Shew Lu - Diodes Incorporated - President & CEO

Thank you, Steve.

Steve Smigie - Raymond James & Associates, Inc. - Analyst

I was hoping you could talk a little bit about what type of synergies you might be thinking about here. Are there any operating expense cuts that could be made? And then on manufacturing, could you be bringing in some of that packaging that's outsourced into your facility in Chengdu or elsewhere?

Keh-Shew Lu - Diodes Incorporated - President & CEO

Number one, since you know my M&A strategy, I always say people is the most important asset for the M&A strategy. Therefore, I will not be today talking about we are cutting the R&D people or cutting important peoples. We always -- our strategy always -- grow the revenue and such that R&D and SG&A will go into our business model. Since I took over the company, we have so many M&A, though we always used it this way, by aggressively grow revenue to bring those expense as a percentage of revenue down. Now talking about this deal, as a result of corporate costs that we don't need two boards, we don't need two auditors. Those kinds of supporting functions, yes, those synergies, we think we can get.

Now talking about making function, we will mutually help each other. Some of their IC products, we cannot bring in, but it's just that we acquire BCD, the one we can bring in or aggressively bring in Diodes' operation. If the one from makes sense to bring in, we would let them stay outside. If the product can be bringing into Diodes operation, we'll do it. Now if not, another thing is we can mutually help each other. The crystal and the crystal oscillator production, there are a lot of technology in there, we can help each other. I don't know what else, questions?

Steve Smigie - Raymond James & Associates, Inc. - Analyst

Sure. And I was hoping you could talk a little bit about the balance sheet and consideration. I know you talked about, I think, using your line of credit. Would you also use any cash off the Diodes balance sheet, as well, or is it primarily you are just going to use your financing lines?

Keh-Shew Lu - Diodes Incorporated - President & CEO

Right now, the finance arrangement is we applied for and we approved now, we have $400 million of revolver, plus $100 million of term loan which is part of $500 million financial capacity we have, and we're already using almost $100 million due to that M&A. So we really don't need to use to use Pericom’s cash.

Steve Smigie - Raymond James & Associates, Inc. - Analyst

Okay. Great. And last question is just, will you need any approvals from overseas? Will you need Chinese approval for this transaction, or European approval? Thanks.

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SEPTEMBER 03, 2015 / 05:00PM GMT, DIOD - Diodes Inc Conference Call to Discuss the Proposed Acquisition of Pericom Semiconductor Corporation

Keh-Shew Lu - Diodes Incorporated - President & CEO

Rick, why don't you answer it?

Rick White - Diodes Incorporated - CFO

This is Rick. We're looking at that. We're still assessing whether or not regulatory approvals are going to be required in the countries where we are operating and also where Pericom is operating. So we don't have a definitive answer on that yet, but we're working through that process.

Steve Smigie - Raymond James & Associates, Inc. - Analyst

Okay. Great. Thanks a lot, guys.

Operator

Suji Desilva, Topeka Capital.

Suji Desilva - Topeka Capital Markets - Analyst

Hello, Dr. Lu, Diodes team. Congratulations on the deal. And Alex, nice talking to you again. It's been a while. The first question, Dr. Lu, you guys haven't talked much about the percent of business that's analog versus discrete in a while, but I'm thinking with a transaction like this, it's an important mix number to revisit, if you could give us some general idea of where you are landing these days in the mix of analog versus discrete for the combined companies?

Keh-Shew Lu - Diodes Incorporated - President & CEO

You know, Suji, we do not separate discrete versus IC business, because most of them using same packaging, the same wafer fab. So we don't separate the revenue from each segment. But we grow analog and logic at the same time we grow discrete. And with this Pericom really important for us is the broaden our product portfolio. And for them, it's the scale. Their revenue is even smaller than our analog revenue. So by joining together the scale benefit the Pericom product, and the same time, the customer synergy is very good and we can bring their product, and they can bring our product into the marketplace, into the equipment and into the customer.

So from this kind of mutual benefit point of view, that's why I wanted to pick this one. It's really a win-win deal for both companies and employees, shareholders; and actually, it helps the customer, too.

Mark King - Diodes Incorporated - SVP of Sales and Marketing

Yes. I think to just add to the customer standpoint, there are several key customers where they are very strategic analog or mixed-signal supplier where we might only be a discrete supplier. So we think we could see some great entry in for our analog products on their back, as well as some places where we're very strong. So I think there's some great opportunities, there.

Suji Desilva - Topeka Capital Markets - Analyst

That's helpful, guys. I think generally we should be thinking less and less about the distinction there, that they're both similar to you in terms of financial opportunity, so that makes sense. From a percent uplift -- if this question's answerable -- right now, if you think about what Diodes sells into, a TV or phone or things like that, can you give us a sense of the magnitude of what Pericom Semi parts might uplift your content opportunity, on average, on these platforms, just to give us some ballpark idea, if that's even calculable?

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SEPTEMBER 03, 2015 / 05:00PM GMT, DIOD - Diodes Inc Conference Call to Discuss the Proposed Acquisition of Pericom Semiconductor Corporation

Mark King - Diodes Incorporated - SVP of Sales and Marketing

I don't really think we've done that analysis, yet. We have to learn where their positioned and what they're doing, exactly, in the same places we are. So I think it will take some time to understand. I just don't think we've had enough time to really get down into that level of detail. But of course, we see a significant opportunity in all of our end equipment to combine and grow our content. That's a key feature in this acquisition.

Suji Desilva - Topeka Capital Markets - Analyst

Fair enough. I was thinking the analog could be a significant uplift, given the pricing of that versus the discretes. But we'll come back to that. And then last question, Dr. Lu, for you. You've done a transaction here now. I'm curious, with the ebbs and flows of the consolidation going on now, what the deal environment is like outside of the Pericom Semi deal for you? Are there a lot of opportunities available? Or is it less favorable now? Can you give us any color there? Thanks.

Keh-Shew Lu - Diodes Incorporated - President & CEO

Suji, one at a time. I want to spend some time to consolidate together, to take all the benefits, synergies we can do that. But M&A is the growth strategy. So opportunity serves, then we would take action. I'm not just saying it's done. I'm not just saying no. But right now, one at a time. And we'll finish this one and then looking at the next one.

Suji Desilva - Topeka Capital Markets - Analyst

Fair enough, Dr. Lu. Again, guys, congratulations on the deal.

Keh-Shew Lu - Diodes Incorporated - President & CEO

Thank you.

Operator

Gary Mobley, Benchmark.

Gary Mobley - The Benchmark Company - Analyst

Thanks for taking my question. Congrats on seemingly another good transaction. I wanted to start out with some specifics on the synergies and extend Steve's questions a little bit, into a little bit more detail. If I look at the non-GAAP operating expense guidance from Pericom for the September quarter, it was about $10.6 million. Based on the elimination of some duplicate cost, what do you think you can get that non-GAAP quarterly OpEx run rate down to?

Keh-Shew Lu - Diodes Incorporated - President & CEO

Rick, do you want to answer this question?

Rick White - Diodes Incorporated - CFO

Yes, sure. So we've looked at this, the synergies from a marketing standpoint and from a very, I will say, upper level viewpoint. We think that the synergies could be $5 million to $7 million a year, something like that, if we look at all the types of dual costs that we have. We're still assessing that. We just announced it last night. So we're trying to figure out exactly what the details are. But synergies are in that $5 million to $7 million range.

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SEPTEMBER 03, 2015 / 05:00PM GMT, DIOD - Diodes Inc Conference Call to Discuss the Proposed Acquisition of Pericom Semiconductor Corporation

Gary Mobley - The Benchmark Company - Analyst

All right. Fair enough. And if I overlay the revenue mixes from each respective company and looked at the gross margins respectively, it looks like you're running on a forward 12-month basis at about a 34% gross margin level. I think in your prepared comments and the press release you reference a goal of hitting $1 billion goal in revenue and 35% gross margin, which is what you would be at or exceed in 2016 with the combined companies. So do you think a 35% gross margin in 2016 is realistic, once you benefit from some of the cost synergies?

Keh-Shew Lu - Diodes Incorporated - President & CEO

You know that's my business model, my business model always 35% GP. And we will do whatever we can to reach to that percent. What we said now today is about 33.3%, according to Julie's presentation, based on second quarter this year, which is previous quarters, you know the results. And we will continue our Diodes cost reduction and the synergy and all this due cost.

We are not creating any headcount or any R&D SG&A, R&D type of a reduction. Because that is not our M&A strategy. They do have some due costs, corporate costs, which we can eliminate and all can enhance to each other. So because of that, we don't know. But we're still too early to come up with a number, and we are not ready to give that guidance yet. But I believe this is one step forward to the business model I stated a long time ago, 35% GP.

Gary Mobley - The Benchmark Company - Analyst

Okay. All right. Alex, it's been more than a dozen years since I covered Pericom. But if I'm not mistaken, the expectation is for FY16 revenue to accelerate versus the trailing 12 months, based on various product cycles. And I'm wondering if that's still how you feel the revenue will unfold, and has there been any change from that expectation as a result of PC weakness? And related to that, the Diodes team, how do you feel about the tone of your business, just given the seemingly incremental negative change in the China environment?

Alex Hui - Pericom Semiconductor Corporation - CEO

China, as we mentioned in our previous conference call, we're actually still quite positive about our PC business, because of our position in Skylake. Also on the consumer side, because of how our position in terms of the USB type-C products, and again, with the bigger Diodes sales team, we hope we could even leverage that further.

Keh-Shew Lu - Diodes Incorporated - President & CEO

From Diodes’ point of view, you are right, the PC segment is really not as strong as what we had been experiencing. And so we understand that. We see what Pericom's doing very well is in they upgrade their PC businesses to several to data center to storage, that kind of area we see a growth area. And I believe can help to bring us products toward that area.

Then when we talk about USB Type-C, power-B type of area. Again, we have a very strong MOSFET, our AC to DC into this area now, together with Pericom's USB Type-C, and together with our MOSFET, our AC-to-DC, those kinds of orders come up and can serve the semi market quite well. So this is what I see help each other for the revenue growth in the future.

Gary Mobley - The Benchmark Company - Analyst

Okay. Last question for me and I'll hop off. Was this a competitive bid?

Keh-Shew Lu - Diodes Incorporated - President & CEO

The proxy is going to be filed in probably very early futures. Therefore, I don't want to make any comment today.

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SEPTEMBER 03, 2015 / 05:00PM GMT, DIOD - Diodes Inc Conference Call to Discuss the Proposed Acquisition of Pericom Semiconductor Corporation

Gary Mobley - The Benchmark Company - Analyst

Okay. All right. Fair enough. Thanks, guys. Appreciate the commentary.

Operator

Christopher Longiaru, Sidoti & Company.

Christopher Longiaru - Sidoti & Company - Analyst

I'll add my congratulations.

Keh-Shew Lu - Diodes Incorporated - President & CEO

Thank you.

Christopher Longiaru - Sidoti & Company - Analyst

One of Diodes' strengths over the last decade has been manufacturing and packaging. And with what Pericom has gone through, they've seen a massive increase in their gross margins. And a large part of that has been a shift from just straight crystal to crystal oscillators. Do see any ability within those manufacturing facilities to bring any of that stuff in-house or to enhance the manufacturing process that they already have, and can you give us a little more granular explanation of the opportunity that you see there?

Keh-Shew Lu - Diodes Incorporated - President & CEO

Okay. From the patents, or frequency product, I'm sorry, from the frequency product, they have enough capacity in their own facilities in Jhongli, Taiwan and Jinan, China. Therefore, there's no reason for us to put it into Diodes' operations. They are doing well. They will continue doing that. Now some of their products which they are outside, which is IC product, if they are outside, can be produced by Diodes, yes, or try to bring into our Diodes manufacturing. But that is really target for the IC type of product instead of frequency type of product.

Christopher Longiaru - Sidoti & Company - Analyst

And that would be more towards the BCD fab, I would guess?

Keh-Shew Lu - Diodes Incorporated - President & CEO

It would be a BCD fab, because they are an analog product. So if we can bring in the fab, then will be BCD fab. But the packaging will be in Diodes, either at Chengdu or SKE assembly site or Diodes fab sites.

Christopher Longiaru - Sidoti & Company - Analyst

Okay. And also -- this is going back to a gross margin question -- so Pericom, with that shift that's continuing in terms of the crystal to crystal oscillator business, they're in the middle innings of that shift. So when you talk about that 35% gross margin, is there opportunity beyond that, just based on the fact that that progression is going to continue in a positive direction? Can you give us any idea of what your gross margin opportunity could be?

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SEPTEMBER 03, 2015 / 05:00PM GMT, DIOD - Diodes Inc Conference Call to Discuss the Proposed Acquisition of Pericom Semiconductor Corporation

Keh-Shew Lu - Diodes Incorporated - President & CEO

Well, from gross margin opportunity point of view. If they are 45% yesterday, 45% is an even number, okay? Interestingly enough, every product is 45%, is the average. So if you look at that, at some were above 45%, and some were below 45%. With Diodes' manufacturing capability, we can help to bring those low GP areas. For example, the frequency type of product, crystal, that kind of product, we can help.

Second is scale. Just like Diodes, we all thought of low and high and it's not anyone above. Right now, 31.5%, it's not anything above 35%. And I've been talking about mix change, mix improvement. And with this kind of crystal in our product, some of the crystal product maybe has higher GP than Diodes. So if we can help them sell their product, and not keeping synergy and the customer synergy, then from there, when the GP can be improved and the product mix can be improved. I don't see that's a problem. I'm not really focused for the next year, too early for me. But we still target at 35% is our business model. We will do our best to achieve that goal.

Mark King - Diodes Incorporated - SVP of Sales and Marketing

If I could add, we live in the standard product business and we're very, very comfortable with the standard product business. And the size of the business, the differences, that shift might not have to occur so quickly. So we haven't gotten into the details of it. But we might see some opportunity to actually grow that business while we continue to grow the high margin business within our models quite well. So we're excited about all parts of this business. There may be some -- we're not so concerned about this dramatic shift as they may have been in their model at $100 million. So we're really comfortable with standard commodity type products, and we've done -- our history has shown that we've done quite well with that.

Christopher Longiaru - Sidoti & Company - Analyst

Great. And in terms of, Alex -- I don't know if you can talk about this, or not. Your internal utilization at those facilities, can you comment on where that is now?

Alex Hui - Pericom Semiconductor Corporation - CEO

Actually, our utilization, you're probably referring to our frequency control product utilization. Actually, the utilization actually has improved substantially. As I mentioned in the call, this quarter compared to two quarters ago, yes.

Christopher Longiaru - Sidoti & Company - Analyst

All right. That's all I have, guys. Thank you for taking my questions. Congratulations, again.

Keh-Shew Lu - Diodes Incorporated - President & CEO

Thank you.

Operator

Shawn Harrison, Longbow Research.

Shawn Harrison - Longbow Research - Analyst

My congratulations, as well.

Keh-Shew Lu - Diodes Incorporated - President & CEO

Thank you.

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SEPTEMBER 03, 2015 / 05:00PM GMT, DIOD - Diodes Inc Conference Call to Discuss the Proposed Acquisition of Pericom Semiconductor Corporation

Shawn Harrison - Longbow Research - Analyst

A couple of questions, just on the IC side. Typically, if you're able to bring some of that stuff in-house, what is the timeframe that would take? Is it 12 months, is it longer than that, before you'd be able to get approval to bring some of that in-house?

Keh-Shew Lu - Diodes Incorporated - President & CEO

Right now, I don't have the answer, yet. Because we really need to have a detailed study to see the demand and see who are their customers and see what kind of economics they really need. So I do not have the separate answer for you yet. It's too early.

Shawn Harrison - Longbow Research - Analyst

On BCD, I thought it took 12 months. Is that the correct range with BCD?

Keh-Shew Lu - Diodes Incorporated - President & CEO

Well, BCD, from packaging, yes, it takes about 12 months. But the BCD product is much standard type of product. Pericom product is more -- they deal with a lot of major customer who have much stronger . So right now, I cannot give you that answer.

Shawn Harrison - Longbow Research - Analyst

Okay. Second, I know this isn't a call on the organic environment and you no longer do mid-quarter updates, but with the volatility in the stock market and your stock price, would you be willing to give us an update on where organic demand is tracking so far in the quarter?

Keh-Shew Lu - Diodes Incorporated - President & CEO

Well, I don't think now we're going to be talking about that, because I've actually concentrate the call on M&A today.

Shawn Harrison - Longbow Research - Analyst

Fair enough. Finally, Rick, some specific modeling questions related to the combined company. We can tell what the old stock-based compensation was for Pericom, as well as an amortization number. But what would you expect to be the annualized stock-based comp associated with the new company, as well as what would be the annualized amortization expense associated with it, as well?

Rick White - Diodes Incorporated - CFO

Well, in the agreement, the way we're going to convert, there are issues and options and cash out the vested piece and convert the unvested piece. It's in the agreement. You can look at the details there. I would assume that over time, that they would get on the Diodes plan and we would use our issues as part of the total compensation package. So I would think it would be similar to what Diodes has going forward.

Shawn Harrison - Longbow Research - Analyst

Okay. And then just trying to think of the amortization expense, since that's backed out of your non-GAAP numbers, do you have a ballpark of what it will be with the acquisition?

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SEPTEMBER 03, 2015 / 05:00PM GMT, DIOD - Diodes Inc Conference Call to Discuss the Proposed Acquisition of Pericom Semiconductor Corporation

Rick White - Diodes Incorporated - CFO

No. Because those are based on the intangibles of the prior acquisitions, and we haven't done the purchase accounting around this yet. I don't know what that's going to be.

Shawn Harrison - Longbow Research - Analyst

Okay. Last, to be crystal clear on my math, the net purchase price is $271 million after considering the cash on Pericom's balance sheet?

Rick White - Diodes Incorporated - CFO

Yes. That's about right.

Shawn Harrison - Longbow Research - Analyst

Okay. Perfect. Once again, congratulations.

Keh-Shew Lu - Diodes Incorporated - President & CEO

Thank you.

Operator

Harsh Kumar, Stephens.

Harsh Kumar - Stephens Inc. - Analyst

Hello, guys. I had a couple of questions. I'm trying to understand the rationale for this deal, Dr. Lu. I think for the last two years, the big goal at Diodes has been to optimize the BCD fab. And I'm trying to understand what, if any, is the opportunity around that optimization with these products? Since it was such a big goal for the last two years, I'm hoping you guys can give a little bit of clarity and I'm hoping that this would at least help alleviate some of the pressures on that goal?

Keh-Shew Lu - Diodes Incorporated - President & CEO

Okay. These really, they're two separate issues. BCD wafer fab, underloaded you know was because we acquired BCD, they just start to release that Fab 2. And because of that, they start from complete NC fab, then we move some of the product, which in the Fab 1 to Fab 2, and we made the decision immediately all the new product is designed using the BCD process. So since then, that is the strategy is move whatever we can move from 1 to 2, [from fab to fab]. So right now, both Fab, 1 and 2, is underloaded. But from what we do, I think we talking about SBR, so we implement the SBR process, included into the fab and going through the ramp up, the SBR wafer requirement, to fill in some of empty spots.

At the same time, most important, I won't say all, but majority of our analog product using BCD fab 2 strategy or process, and we need to wait until those product fully ramped to take over that capacity. I'm talking about if we put in the 8-inch, we'll take back some of the capacity to convert into 8-inch. So we are doing the 8-inch fab implementation, which won't be in production until probably middle of next year, maybe start to ramp by the end of next year.

But those are the long-term strategies. When we do M&A, we are not trying to quickly buy a company to fill the capacity in the short term. That is not what I'm doing. When I look at M&A, I more look at long-term strategy. And field effect BCD fab, that is the short-term and we are well on our way to doing that. Most of the analog products we release, is using that technology, including LED, AC-to-DC and all the DC-to-DC, and the standard analog, those kinds of product we have been announced since the last two years. It's almost all using the FAB 2, SFAB 2. even the logic product, that new logic product is there.

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SEPTEMBER 03, 2015 / 05:00PM GMT, DIOD - Diodes Inc Conference Call to Discuss the Proposed Acquisition of Pericom Semiconductor Corporation

Julie  Holland - Diodes Incorporated - VP of Worldwide Analog Products

We have already started the logic transition. And as you said, the significant portion of all of our new analog products do come from that.

Keh-Shew Lu - Diodes Incorporated - President & CEO

Again, I need to emphasize that M&A is a long-term strategy Loading the SFAB is a short term strategy.  We continue our short-term wafers to get it done.

Harsh Kumar - Stephens Inc. - Analyst

Got it. Okay. And then another question. I'm not very familiar with Pericom, unlike most of the other analysts, but I just looked at the 10-K. 2010 revenue is $146 million, 2011, $166 million, then a pretty sharp decline. And now $129 million. What was the major cause, historically speaking, for -- this was a relatively good timeframe for the industry. What was specifically going on with Pericom at that time to decline in revenues?

Alex Hui - Pericom Semiconductor Corporation - CEO

Actually, if we look at -- this is Alex -- if we look at revenues, essentially, it was flat over the last three years. But this is part of our strategic shift to increase our mix of products in service (inaudible), cloud computing, and embedded, while we all at the save time giving us some of our lower margin business. So as you could see in the last 12 months, while our revenue is flat, our gross margin and our operating margin has increased tremendously. Actually, from the earnings standpoint, year-to-year, we more than doubled our EPS. That's the industry strategy that is continued to go after margin dollar versus revenue and control operating expense, so that we could achieve higher EPS. And that's being reflected in our results.

Harsh Kumar - Stephens Inc. - Analyst

Got it. Thank you for that clarity. And then another one, Dr. Lu, or maybe Rick, I'm looking at that slide that has the financials. So Diodes' second quarter 2015 profit from operations, let's call it operating profit margin, 10%, Pericom at 8.5%. So while Pericom has higher gross margin, seems to have a little bit higher OpEx structure. Even if I take out the $5 million, $7 million that, Rick, you talked about as combined company costs, it would still simply get back to where Diodes was at before, or Diodes is already at. So how would this create value from a profitability standpoint past the operating structure line?

Keh-Shew Lu - Diodes Incorporated - President & CEO

Okay. I think -- let me answer first. We always go through the calculation. And I think we already said it's accretive immediately. So this is the number we see and we like it. Now all you really need to do, if you can get the revenue go back to the growth model, and I'm talking about reduce some of the frequency product and focus on the high-margin of the IC side, okay, so the bottom line is increased, we see that trend. So moving forward, if they can continue, we see that trend and if that trend continues, then the bottom line is going to be much increased. I'm not looking at 2Q, the number, and say, okay, they are no longer improved, because I believe the trend will continue.

And additional, since we are comfortable with the standard product, the frequency type of product is really well suited for our business model. So we step up spending in that area, we are thinking if we can aggressively grow that area, and that includes the GP dollars at the end. This is more care is GP dollars, not the GP%. And with that GP product, if we can significantly improve, then you go down the bottom line, earnings per share, because R&D, SG&A, all those are fixed cost, and so I can increase the bottom line. I won't say easily, but I think it's there. That's why I got this transition, because it will suit the Diodes business model, especially we are good on the standard business and at the same time, the scale. Pericom exciting themselves, and now it's combined with Diodes. And the scale is measured on the bottom line data.

Harsh Kumar - Stephens Inc. - Analyst

Got it. Okay. Thanks, Dr. Lu. Appreciate it and congratulations on the deal.

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SEPTEMBER 03, 2015 / 05:00PM GMT, DIOD - Diodes Inc Conference Call to Discuss the Proposed Acquisition of Pericom Semiconductor Corporation

Keh-Shew Lu - Diodes Incorporated - President & CEO

Thank you.

Operator

Lena Zhang, Blaylock.

Lena Zhang - Blaylock Robert Van, LLC - Analyst

Thank you. Congratulations, as well. Most of my questions have been answered. I have one last one. Given the geography mix and the business channel versus the OEM mix for these two companies, is that fair to assume the tax rate remains similar?

Keh-Shew Lu - Diodes Incorporated - President & CEO

I think so. If you look at theirs and ours, it should be about the same.

Lena Zhang - Blaylock Robert Van, LLC - Analyst

Thank you. Congratulations, again.

Keh-Shew Lu - Diodes Incorporated - President & CEO

Thank you.

Operator

Thank you. I'm showing no further questions at this time. I'd like to turn the conference back over to Dr. Lu for closing remarks.

Keh-Shew Lu - Diodes Incorporated - President & CEO

Thank you to everyone for joining us today. We look forward to providing additional update regarding the integration of Pericom and the expanded opportunity for Diodes. Operator, you may now disconnect.

Operator

Ladies and gentlemen, thank you for participating in today's conference. This does conclude the program and you may all disconnect. Have a great day, everyone.

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SEPTEMBER 03, 2015 / 05:00PM GMT, DIOD - Diodes Inc Conference Call to Discuss the Proposed Acquisition of Pericom Semiconductor Corporation

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Additional Information and Where to Find It

Pericom intends to file a proxy statement in connection with the merger. Investors and security holders are urged to read the proxy statement when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of these documents (when they are available) from Pericom by contacting Pericom’s Investor Relations by telephone at (408) 232-9100, or by mail to Investor Relations Department, Pericom Semiconductor Corporation, 1545 Barber Lane, Milpitas, California 95035 or by going to Pericom’s Investor Relations page on its corporate website at www.pericom.com. Diodes, Pericom and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Pericom in connection with the merger. Information regarding the special interest of these directors and executive officers in the transaction will be included in the proxy statement described above. Additional information regarding the directors and executive officers of Pericom is also included in Pericom’s proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on October 16, 2014. Additional information regarding the directors and executive officers of Diodes is also included in Diodes’ proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 16, 2015. These documents are available free of charge at the SEC’s website at www.sec.gov and as described above.

Forward-Looking Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth in the transcript above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such statements include statements as to: the expected benefits of the acquisition, including the expected benefits to shareholders, customers, suppliers and channel partners; the efficiencies, cost savings, revenues, and enhanced product offerings, market position, and design and manufacturing capabilities of Diodes and Pericom after the acquisition, the expected cost savings through synergies of the combined company, the expected changes in product offerings, expected gross margins, expected manufacturing strategy of the combined company, Diodes expected future M&A strategy, expectations regarding the accretion resulting from the transaction, expected sources of funding the transaction; and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” “will” and similar expressions. Potential risks and uncertainties include, but are not limited to, such factors as: the possibility that the transaction may not be consummated, including as a result of any of the conditions precedent; the risk of superior acquisition proposal from other parties; the risk of Diodes being unable to obtain sufficient financing from lenders to complete the acquisition; the risk of global market downturn conditions and volatilities impacting the completion of the acquisition or the funding; the risk that Pericom’s business will not be integrated successfully into Diodes’; the risk that the expected benefits of the acquisition may not be realized, including the expected benefits to shareholders, customers, suppliers and channel partners; difficulties coordinating Diodes’ and Pericom’s new product and process development, unexpected manufacturing difficulties or delays at one or more manufacturing facilities, unanticipated costs of the transaction, and the impact of competition and other risk factors relating to our industry and business as detailed from time to time in Diodes’ and Pericom’s filings with the United States Securities and Exchange Commission.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this transcript. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Recent news releases, annual reports and SEC filings are available at Diodes’ website: http://www.diodes.com and Pericom’s website: http://www.pericom.com or at the SEC’s website www.sec.gov.

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